                    December 15, 2023

BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Volley and Amit Pande

Re:     Tiptree Inc.
Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 8, 2023
Response Filed November 30, 2023
File No. 001-33549
Dear Messrs. Volley and Pande:

On behalf of Tiptree Inc. (the “Company”), the following are responses to the comment letter dated December 5, 2023 provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to our response letter dated November 30, 2023. To assist your review, the text of the Staff’s comments is in italics below.

Form 10-K for Fiscal Year Ended December 31, 2022, Market Opportunity, page 15.
1.    Please refer to prior comment 2. Based on the premium equivalents term used for this metric, it's use, and its disclosure related to descriptions of revenue, deferred revenue and revenue trends in your December 31, 2022, Form 10-K, it appears that including amounts that will not be recognized as revenue based on the terms of the contract as premium equivalents is potentially misleading. Therefore, please revise future filings to not include these amounts as premium equivalents, revise prior period amounts to conform to the new measurement and provide appropriate disclosure that discusses the change in calculation. Refer to SEC Release 34-88094 for guidance.

Response:

In response to the Staff’s comment, in future filings the Company will omit from the premium equivalents metric amounts received from premium finance volumes and failure to perform vehicle service contracts held in off-balance sheet trusts, revise prior period amounts to conform, and provide disclosure that discusses the change in calculation.

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660 Steamboat Road Greenwich, Connecticut 06830 (212) 446-1400

Please do not hesitate to call or email me with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Scott McKinney

Scott McKinney
Chief Financial Officer
Tiptree Inc.

cc:    Neil C. Rifkind, Vice President, General Counsel and Secretary, Tiptree Inc.
Michael Littenberg and William Michener, Ropes & Gray LLP
Deloitte & Touche LLP

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